Exhibit 99.1

Cellect Receives Israeli Ministry of Health Approval to Initiate Phase I/II
Clinical Trial in Leukemia Patients

Company’s innovative cell selection product may dramatically reduce bone marrow transplantation risks

Patient enrollment expected to begin in the next few weeks

Tel Aviv, Israel – September 13, 2016 – Cellect Biotechnology Ltd. (Nasdaq: APOP, TASE: APOP), a developer of innovative technology which enables the functional selection of stem cells, today announced that the Company has received the Israeli Ministry of Health's approval to begin a Phase I/II clinical trial in leukemia patients. The trial, which Cellect expects will be initiated in a few weeks, is planned to be conducted in the bone marrow transplantation (“BMT”) unit of Rambam Hospital, and led by Clinical Assistant Professor, Zila Zuckerman, the Director of the unit.

This trial is the first of its kind in leukemia patients in need of BMT, and will evaluate Cellect's cell selection technology, "Powered by Cellect", with the aim of assessing the technology's safety and efficacy. Cellect’s cell selection process is designed to prevent severe adverse effects resulting from mature cells, including patient death. These adverse effects occur due to the interaction between the donor's immune system and the recipient's immune system. Cellect's technology may enable controlled destruction of those mature immune system cells, thereby preventing the adverse effects.

Dr. Shai Yarkoni, the Company's Chief Executive Officer, noted: "We are excited to have the opportunity to initiate this clinical trial and look forward to beginning to recruit patients shortly. The comprehensive preparations, which included extensive studies in healthy volunteers, demonstrated an impressive success in bone marrow transplants, with neither adverse effects nor mortality. We believe Cellect’s transformative approach to cell selection represents a significant breakthrough in the ability to produce selective destruction of mature cell populations, thus reducing the significant risks associated with BMT."

The approval granted by the Ministry of Health to conduct the trial in leukemia patients may facilitate other clinical trial approvals in additional indications in both the US and Europe, which the Company is currently pursuing. Once the safety of Cellect’s cell selection technology is established in clinical trials, it will be validated for use in other applications, such as stem cell research and manufacturing processes of stem cell-based therapies.

About Cellect

Cellect Biotechnology is traded on both the NASDAQ and Tel Aviv Stock Exchange (NASDAQ: "APOP", TASE: "APOP"). The Company develops an innovative technology which enables the functional selection of stem cells based on their sensitivity to apoptosis. This functional-based selection is a breakthrough technology in the ability to isolate stem cells from any given tissue, and may improve a variety of stem cells applications.

The Company’s first planned product line is expected to include unique containers for cell selection in an apoptosis-inducing microenvironment. Cellect’s first planned commercial product candidate is a medical kit designed for the cancer treatment bone marrow transplantations market, as well as other markets which require cell selection. The Company plans that in the future its technology will be integrated in many production procedures of stem cell-based products.

Forward Looking Statements

This press release contains forward-looking statements about the Company’s expectations, beliefs and intentions. Forward-looking statements can be identified by the use of forward-looking words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. For example, forward-looking statements are used in this press release when we discuss the recruitment of patients for the Phase I/II clinical trial, the ability of the Company’s cell selection process to prevent adverse effects, the potential for the Company’s technology to improve the use of BMT for other indications, the Company’s belief that the successful outcome of the Phase I/II clinical trial will establish proof of concept and validate the usability of its products and the description of its technology and its proposed uses in other applications. These forward-looking statements and their implications are based on the current expectations of the management of the Company only, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; we may encounter delays or obstacles in launching and/or successfully completing our clinical trials; our products may not be approved by regulatory agencies; our technology may not be validated as we progress further and our methods may not be accepted by the scientific community; we may be unable to retain or attract key employees whose knowledge is essential to the development of our products; unforeseen scientific difficulties may develop with our process; our products may wind up being more expensive than we anticipate; results in the laboratory may not translate to equally good results in real clinical settings; results of preclinical studies may not correlate with the results of human clinical trials; our patents may not be sufficient; our products may harm recipients; changes in legislation; and the Company’s inability to timely develop and introduce new technologies, products and applications, which could cause the actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements. Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in Cellect Biotechnology Ltd.'s prospectus dated July 29, 2016 filed with the SEC, which is available on the SEC's website, www.sec.gov.

Contact

Cellect Biotechnology Ltd.

Ronen Twito, Chief Financial Officer and Deputy Chief Executive Officer

www.cellectbio.com

+ 972-9-974-1444

LifeSci Advisors

Bob Yedid, Managing Director

646-597-6989

bob@lifesciadvisors.com